UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Citizens Community Bancorp, Inc (CZWI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

12/31/2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174903104                                                                      Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,299 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	206,299 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		206,299 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.51%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 206,299 shares of common stock of the Issuer owned directly by Financial Opportunity Fund LLC.

CUSIP No. 174903104                                                                      Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Andrew Jose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	36,174 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	36,174 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		36,174 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.61%
12	TYPE OF REPORTING PERSON		IN

(1) Consists of 36,174 shares of common stock of the Issuer owned by Andrew Jose, co-founder and managing partner of FJ Capital Management LLC.

CUSIP No. 174903104                                                                      Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,299 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	206,299 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		206,299 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.51%
12	TYPE OF REPORTING PERSON		IA

(1) Comprised of 206,299 common stock of the Issuer held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 174903104                                                                      Page 5 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	172,710 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	206,299 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	172,710 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER	206,299 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		379,009 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.44%
12	TYPE OF REPORTING PERSON		IN

(1)	Comprised of 172,710 shares of common stock of the Issuer owned directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.

(2)	Comprised of 206,299 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

(3)	Comprised of 206,299 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, which FJ Capital Management LLC is the managing member, and 172,710 shares of common stock of the Issuer owned by Martin Friedman, the managing member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

CUSIP No. 174903104                                                                      Page 6 of 9

Item 1(a).	Name of Issuer:

Citizens Community Bancorp, Inc (CZWI)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2174 East Ridge Center Eau Claire, WI 54701

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: Financial Opportunity Fund LLC Andrew Jose FJ Capital Management LLC
Martin S. Friedman
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Financial Opportunity Fund LLC 1313 Dolley Madison Blvd., Ste 306
McLean, VA 22101 Andrew Jose 1313 Dolley Madison Blvd., Ste 306 McLean, VA 22101 FJ Capital Management LLC 1313 Dolley Madison Blvd., Ste 306 McLean, VA 22101
Martin S. Friedman 1313 Dolley Madison Blvd., Ste 306 McLean, VA 22101

CUSIP No. 174903104                                                                      Page 7 of 9

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC and FJ Capital Management LLC – Delaware limited liability companies Andrew F. Jose – United States citizen
Martin S. Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:
174903104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

CUSIP No. 174903104                                                                      Page 8 of 9

(a)	Amount beneficially owned:

Financial Opportunity Fund LLC – 206,299 shares Andrew F. Jose – 36,174 shares FJ Capital Management LLC – 206,299 shares Martin S. Friedman – 379,009 shares

(b)	Percent of class:

Financial Opportunity Fund LLC – 3.51% Andrew F. Jose - 0.61% FJ Capital Management LLC – 3.51% Martin S. Friedman – 6.44%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Andrew F. Jose – 36,174 shares Martin S. Friedman - 172,710 shares

(ii) Shared power to vote or to direct the vote

Financial Opportunity Fund LLC – 206,299 shares FJ Capital Management LLC – 206,299 shares Martin S. Friedman – 206,299 shares

(iii) Sole power to dispose or to direct the disposition of

Andrew F. Jose – 36,174 shares Martin S. Friedman - 172,710 shares

(iv) Shared power to dispose or to direct the disposition of

Financial Opportunity Fund LLC – 206,299 shares FJ Capital Management LLC – 206,299 shares Martin S. Friedman – 206,299 shares

CUSIP No. 174903104                                                                      Page 9 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/13/2018

Financial Opporunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

MARTIN S. FRIEDMAN

/s/ Martin S. Friedman

Martin S. Friedman

ANDREW F. JOSE /s/ Andrew F. Jose Andrew F. Jose

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Citizens Community Bancorp, Inc, Inc. shall be filed on behalf of the undersigned.

Financial Opporunity Fund LLC

By: FJ Capital Management, LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

MARTIN S. FRIEDMAN

/s/ Martin S. Friedman

Martin S. Friedman

ANDREW F. JOSE

/s/ Andrew F. Jose

Andrew F. Jose